UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On May 29, 2024, Dole plc (the “Company”) held its 2024 Annual General Meeting (the “AGM”). The proposals presented at the AGM are described in the Company’s proxy statement for the AGM filed with the Securities and Exchange Commission on April 19, 2024. The final voting results were as follows:
Proposal 1 – Election of Directors
Shareholders elected each of the following director nominees for a three-year term as follows:

Directors	For	Against	Abstain	Broker Non-Votes
Rory Byrne	68,700,767	137,351	92,077	9,014
Timothy M. George	67,754,842	380,824	794,529	9,014
Imelda Hurley	68,542,389	348,961	38,845	9,014

Proposal 2 – Ratification of auditors
Shareholders ratified the selection of KPMG LLP as auditors of the Company and authorized the Audit Committee of the Board of Directors of the Company to fix the remuneration of KPMG as statutory auditors for the fiscal year ending December 31, 2024 as follows:

For	Against	Abstain
68,087,814	826,212	25,183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer